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Rancho Relaxo

Department Store

69930 Highway 111
Rancho Mirage, CA 92270
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Rancho Relaxo previously received $37,500 of investment through Mainvest.
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Data Room
Updates 17
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Rancho Relaxo is seeking investment to open a second location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR 3RD COMMERCIAL!
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OUR STORY

Rancho Relaxo is a celebration of the desert — her mystery and beauty — and our deep connection to the Coachella Valley. It's a destination that is, and has always been, part of the cultural zeitgeist. We opened our doors in November 2019 with the aim to humanize retail. Our inauspicious timing has made our mission even more poignant.

We believe style is an expression of your character and spirit.. We know personal style is worth celebrating and that looking good has transformative powers.
We support the creation of objects that are beautiful, functional, and sustainable.
We believe in empowering craftsmen and artisans.
We believe that commerce is a tool to drive sustainable growth and development in local communities and world economies.
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OUR 1ST COMMERCIAL!
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3,607 people

Social Media Followers

2019

Founded

51%

Gross Margin

295%

Monthly Growth

RANCHO RELAXO KGAY RADIO COMMERCIAL

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TEAM EXPERIENCE

Stella has called Rancho Mirage home since 2011 after long stints in both New York City and San Francisco. She grew up in Ohio and studied Economics and Japanese at Princeton University. Stella made a career change at 30 from investment banking to fashion. "I remember thinking I was too old to be making this change!" she recalls.

Stella worked her way up at iconic American brands Liz Claiborne, Limited Brands, Henri Bendel and Ralph Lauren. "The fashion industry is the second largest employer in New York City and I worked for three very large corporations.
Everyone in that industry is about one degree of separation. My best friends are from that time, all extremely strong and smart women. The camaraderie and support as I launched this has been enormous."
After 15 years in big cities, she felt she won the career lottery by landing a job at a private equity company that invests in leisure space in Greater Palm Springs. Stella spent eight years at KSL Resorts as director of retail buying for 5 Diamond resorts and properties on the National Historical registry including The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Miraval, The Grove Park Inn, La Costa, and Monarch Beach Resort.
Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifestation of their time of leisure so they can keep that memory alive.
For more information: https://www.palmspringslife.com/rancho-relaxo/

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OUR SECOND COMMERCIAL!

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PRESS

Best of Palm Springs Life Fashion winner.

We were thrilled to win by popular vote for both fashion and home decor.

'Springs' Into Action: Palm Springs' Sure Shots Beyond the Golf Course – Millennium Magazine

Millennium is a National Lifestyle and Entertainment Magazine

Rancho Relaxo Invites Inquisitive Shoppers to Stop by

Inquisitive shoppers at Rancho Relaxo are encouraged to meander and celebrate style, craftsmanship, and artistry.

Better than the Corner Office

Stella Adena is recognized in Palm Springs Life magazine as a work-from-home "success story."

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THE TEAM

Stella Adena
Founder

Stella grew up in Ohio and studied Economics and Japanese at Princeton University. Stella made a career change at 30 from investment banking to fashion. She moved from San Francisco to New York where she worked her way up at iconic American brands Liz Claiborne, Limited Brands, Henri Bendel and Ralph Lauren.

Stella always fantasized about moving to California. She vividly remembers the debut of Beverly Hills 90210 and wanting to have a life of pool parties. After 7 years in both San Francisco and New York, she felt she won the career lottery by getting a job as the Director of Retail at a private equity company that invests in the leisure space in the Palm Springs area.

Stella spent 8 years as the Director of Retail at KSL Resorts, buying for 5 Star, 5 Diamond and resorts on the National Historical registry including The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Miraval, The Grove Park Inn, La Costa, and Monarch Beach Resort.

Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifestation of their time of leisure so they can keep that memory alive.

Life presented a cross roads to Stella when her company relocated to Irvine. Stella had found her home in Rancho Mirage and needed to create her own way. This is when Rancho Relaxo was born.

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BEN PATRICK JOHNSON FOR KGAY RADIO STATION
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HUMAINZING RETAIL VIDEO PODCAST WITH MICHELLE SHERRIER
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Updates
AUGUST 24TH, 2022
The BEST is about to get better!

For the 2nd year in a row, the readers of Palm Springs Life Magazine voted Rancho Relaxo the BEST! To celebrate, we are thrilled to announce that Rancho Relaxo is opening a second location this fall at The Gardens on El Paseo!

For a limited time we are accepting investors to help build this dream. The terms for this capital raise are similar to our initial raise where a minimum investment of $100 will earn 1.5x over 6 years paid quarterly as a percent of sales. This means $100 invested is targeted to return $150 over 6 years, a projected 16% internal rate of return.

As a bonus for early investors, the initial $25K raised will earn a 1.7x investment multiplier.

Rancho Relaxo raised $38K last December & has already paid back 20% of this fund to investors, well ahead of the 6 year planned payback.

Past performance does not indicate future results. Returns are never guaranteed.

AUGUST 2ND, 2022
We won!

YOU helped make Rancho Relaxo a winner!

For the second year in a row, the readers of Palm Springs Life Magazine have voted Rancho Relaxo the BEST!

We won in 3 categories! We are repeat winners in Home Decor and Fashion and new to winning Souvenirs. I am beyond thrilled to add Souvenirs to the list because my vision for Rancho Relaxo is to be a democratic experience where everyone and anyone can find something they love. Souvenirs have the connotation for being cheap and cheerful. Ours are exactly that, while also being thoughtful and unique to us.

Please share this good news with anyone you feel might be interested in investing in our dream. We will soon be doing another capital raise to fund our growth plans.

Stay tuned!

JULY 7TH, 2022
Q2 2022 Investor Update

Greetings investors.

Rancho Relaxo had sales of $158K for Q2 2022, a 2% decline over 2021. Most of the decline came from May when we reported an 18% drop in sales over 2020.

Comparing notes with my fellow business owners and I found the same trend: May 2020 consumers were very optimisitc given the vaccine.

The 2022 consumer is in a very different mindset: inflation is real and painful. One vendor reported component cost increases of 70%. Across the board vendors are increasing prices. We are making rolling changes at Rancho Relaxo to protect margins.

Early read on the summer looks promising. The first week of July sales are +76% to last July same period.

The demographics of the Coachella Valley changed dramatically over the last 2 years with an influx of people moving from big cities and living year round. Although our repeat customer continues to be strong, we are seeing a majority of our customers as year-round residents discovering us for the first time.

There are a couple very exciting developments in the work that I will share when ready. Thank you so very much for your support.

APRIL 19TH, 2022
Get out the vote!

Greetings investors! Last year we were honored to be voted the BEST by readers of Palm Springs Life Magazine. We won BEST home decor AND fashion for Rancho Mirage.

The honor was huge, the visibility this award gave us even bigger.

As investors, please spread the word that voting for 2022 is now open! Voting closes April 30, 2022.

Click here to vote:

https://www.palmspringslife.com/best/

We are in Rancho Mirage. You can enter our name for Home Decor, Gift AND Modern Fashion.

Please share this with friends, family and future investors.

Thank you! Stella

APRIL 1ST, 2022
Rancho Relaxo March 2022 update

Greetings investors! We enjoyed our first "normal" March since opening our door. We are happy to report total sales of $144,669. This is a 191% increase over March 2021 when we did $50K.

Our strategy of focusing on big group business is working!

We worked the past 6 months with meeting planners for the venerable First American. The group of 200 guests stayed at The Ritz Carleton Rancho Mirage this past month. They commissioned RR to do nightly amenity bags. In total, we sold them 375 gift bags valued at $158/each. Total revenue from these bags was $59K, 50% was booked in January and 50% this month.

In addition, the First American group and the team at the Ritz fell in LOVE with Sunny and commissioned our team to host a shopping event. Each guest had a $175 voucher to use. Over the course of 5 hours we did almost 200 transactions and booked over $38K in revenue. That is 1 transaction every 90 seconds!

Our 2nd group this month is the Chevron Championship that is happening now at the Mission Hills CC. They purchased 130 custom Apolis totes and candles for a total of over $11K, 60% was booked in Feb and the remaining $4.5K was booked this month.

We are thrilled to share that we are also seeing very strong sales in our flagship shop. Total retail sales were $63K compared to $50K March LY, up 27%. We enjoyed a healthier margin (55% vs. 51% LY) and a more robust AUR and transaction size. AUR was $48 vs. $35 LY (+34%) and average transaction was $129 vs. $101 LY (+29%).

We are working on an active marketing campaign to target meeting planners, resorts, country clubs and any other organization that is planning a group event. We want to be the resource for thoughtfully currated gifts and pop-up shopping events. Please contact me directly if you have a name we should add to this list.

Thank you all! Stella

MARCH 7TH, 2022
check out our newest commercial!

This is our 3rd commercial running on KESQ. We get so many people coming through our doors because of this spot and this is by far the best one!

Featuring our canned ham trailer Sunny and my daughter Lola! The stars of the commercial is a longtime business colleague and friend Lauren, her husband Steen and son Bo.

KESQ has been an absolute pleasure as a partner because of the work of Joe Petrilla (who also happens to be a friend, his wife Tara was my doula). Their production services are free I just pay for air time.

Enjoy!

https://youtu.be/hKF5y66LI6o

MARCH 1ST, 2022
February Sales Strong!
Rancho Relaxo is officially in our peak season!

Total sales +89% to $57K.

Unit sales +33, we sold almost 1200 units!

AUR +43% to $48.

Transactions +38% to 406. Transaction size +37% to $140. UPT maintained around 3 units.

Highlights of the month:

Home decor, specifically ART is very strong. In the last week of February we sold 3 pieces of art valued between $1K and $2K.

We hit our all-time daily HWM (high water mark) of $6.5K on the last day of the month. Better yet, Stella was off that day! Our team lead by Diane and Kristen are masters of customer service, suggestive selling and wardrobing.

We signed another big amenity package deal! IMG, the producers of the Chevron Championship taking place at Mission Hills CC this month, bought 120 amenity bags values at +$100 with a selection of items made locally and custom branded. Total value of the contract is $11K and we booked a 60% deposit in Feb, the remainder will book in March.

There are so many projects in the works but I will save that for another update. Thank you again investors. I absolutely love sending you these updates!

Stella

FEBRUARY 24TH, 2022
Listen now: podcast on Stella Adena and her background in retail

It was an honor to be interviewed by retail industry veteran Michelle Sherrier on her retail-focused podcast.

https://www.theretailwhorepodcast.com/ep-33-humanizing-retail-with-stella-adena-of-rancho-relaxo/

There is a video version available on YouTube to see RR.

Many thanks to investor Matt Katzenson and his showroom Fine Lines who sponsored this episode. Many of the amazing brands I carry come from this wonderful showroom. They have helped me enormously over the last 10 years and are really, really wonderful humans. They represent the best of our industry.

I would love to continue to share our story. Is there anyone you think I should meet to promote Rancho Relaxo?

Thank you investors. I know you are our biggest advocates. If you haven't stopped in yet for RR swag, please do so. Our gear has a following!

Stella

FEBRUARY 4TH, 2022
January 2022 sales results

Total sales for January 2022 vs 2021 were +131% over LY!

Below is a recap of sales from our retail location from January vs. same period in 2021.

Total sales of $36K up 20% to LY.

Unit sales of 979, up 12% to LY.

373 transactions, up 65% to LY.

Our strategic focus for 2022 is to target big groups.

We partnered with Holiday Inn Club Vacations in January at The Ritz Rancho Mirage. We hosted a shopping party with Sunny and provided their amenity gift bags for their 185 guests (each valued at $57).

We have a 2nd group coming to the Ritz in March. First American will be hosting 125 couples and we are providing the amenity bags for all 3 nights of their stay ($160 value per bag per night). In addition, we will be hosting a shopping party where each of the 240 guests will have a $150 voucher to spend with us. We received the deposit for this event in January. Total proceeds from the event will approach $100K in retail sales.

When factoring in our proceeds from corporate clients, we did total retail sales of $68K in January, an increase of 131% over LY!

There is a section on our website with more information for corporate clients: https://ranchorelaxoca.com/corporate-events/

I am working on a targetted communication to resorts and country clubs in the Coachella Valley to promote our services. This information will also be shared on LinkedIn.

Please share this information with your network. Thank you so much investors. I could not be doing this without your support.

Stella

JANUARY 20TH, 2022
Listen to our new radio commercial on KGAY!

We updated our KGAY radio commercial to include our Palm Springs Life recognition of the Best in retail for both Fashion and Home Decor. So many people from all demographics have walked through our front doors after hearing our original commercial. We love this update!

https://drive.google.com/file/d/1vOInZF_Y_0I_e4dfR23HrcFT0Av9pl1b/view?usp=sharing

JANUARY 1ST, 2022
Holiday sales recap 2021 vs. 2020

Greetings investors!

Our fund closed on December 17, 2021.

Below is a recap of sales from December 18 through December 31, 2021 compared to the same period in 2020.

Total sales of $28K up 53% to LY.

Unit sales of 933, up 98% to LY.

241 transactions, up 83% to LY.

3.9 units/transaction compared to 3.6 LY.

Thank you and Happy 2022!

JANUARY 1ST, 2022
Rancho Relaxo 2021 year in review!
Welcome investors!

From the bottom of my heart I am grateful for your investment and the support it shows in what we are creating at Rancho Relaxo.

We celebrated our 2 year anniversary on November 15. Surviving and thriving the past 2 years has been a testament to Rancho Relaxo being relevant, nimble and focused always on the customer. Our repeat customer is loyal and word of mouth is strong.

Here is our year in review!

We did total sales of $528K, an increase of 122% over LY (last year).

Gross Margin (GM%) was 52% up 8% from 44% LY.

We sold over14K units, up 152% over LY.

We did 4,786 transactions, up 186% over LY.

We doubled our Instagram followers, just hitting 4K on NYE!

Our email subscribers grew 57% to 2.5K. Our engagement in this group is significant. Our last email had an open rate of 75%! The industry average for retail is 18%.

We relaunched our website in October and switched to the BigCommerce platform from Lightspeed. We saw a 69% increase in online orders compared to the same period LY. Growing online sales is one of our top priorities for 2022.

Rancho Relaxo gear is our shining star. We sold almost 3K units, up 263% over LY! We enjoy a 63% GM in this classification. This represent 20% of total units sold, up from 14% LY. We plan to grow this segment of our business as exclusivity is queen in retail. We also plan to pursue wholesale partners to grow our distribution. Our customers wearing and sharings pics of our branded product is PRICELESS marketing!

We launched mobile retail with our vintage canned ham trailer Sunny this fall. We initially planned to focus on the farmer's market circuit. We were invited to be the main attration at the annual National Charity League fashion show at Ironwood Country Club in November where we did $3K in under 2 hours. Based on this concentrated sales velocity, we are refocusing to pursue private big group events at country clubs and resorts. Our next event is January 10 at The Ritz Rancho Mirage where we will host 185 couples from around the country at a shopping event in addition to being the source for their nightly amenity bags.

We are excited for 2022 and looking forward to sharing more good news in the new year. Thank you again for being a part of this dream!

For the early investors, please reach out to get your Rancho Relaxo swag as promised. YOU are our best spokesmodels!

Stella

DECEMBER 17TH, 2021
Fund closes tonight midnight PST!

Thank you everyone who has invested! For those watching our fund, please reach out with any questions that I can answer about my business and where we are heading!

Stella

DECEMBER 15TH, 2021
Our customers are engaged!

In the last 2 years we have amassed almost 4K Instagram followers and over 2.5K customers have opted into our email list. Our last email blast had a 61% open rate compared to a retail industry average of 18%!

Our Rancho Relaxo gear continues to be our top sellers. Since opening we have sold over 3,500 units of our tees, baseball caps, mugs and magnets. This represents 18% of our unit sales and 13% of our dollar sales. This product is exclusive to us and has a high margin: 66% comapred to our store average of 50%.

Our future holds even more products developed under the Rancho Relaxo brand name and pursuing partners to sell our line wholesale.

DECEMBER 13TH, 2021
Fund closes in 4 days!
December Month to Date (MTD) Results

Below are the Key Performance Indices (KPIs) compared to December 1-12, 2020.

Total retail sales increased 137%.

Unit sales increased 120%.

Average Unit Retail (AUR) increased 8% to $30.

Number of transactions increased 130% and we averaged 3.6 Units per Transaction (UPT).

NOVEMBER 28TH, 2021
November sales +138% to LY
We closed November strong!

Below are the Key Performance Indices (KPIs) compared to November 2020.

Total retail sales increased 138%.

Unit sales increased 75%.

Average Unit Retail (AUR) increased 36% to $42.

Number of transactions doubled and we averaged 3 Units per Transaction (UPT).

NOVEMBER 8TH, 2021
Target reached!
We reached our target of 20% of the goal of a $50K fund!

There are 39 days left to invest in this fund. Next week is our 2nd anniversary and we are poised to have a very successful holiday season. See you soon!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Location Build $40,000
Fixtures and Equipment $5,000
Operating Capital $1,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,000,000 $2,000,000 $2,140,000 $2,247,000 $2,314,409
Cost of Goods Sold $500,000 $1,000,000 $1,070,000 $1,123,500 $1,157,204
Gross Profit $500,000 $1,000,000 $1,070,000 $1,123,500 $1,157,205

EXPENSES

Operating Expenses $400,000 $410,000 $420,250 $430,756 $441,524

Operating Profit $100,000 $590,000 $649,750 $692,744 $715,681

This information is provided by Rancho Relaxo. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends October 28th, 2022

Summary of Terms

Legal Business Name Rancho Relaxo

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2028

Financial Condition

Historical milestones

Rancho Relaxo has been operating since November 2019 and has since achieved the following milestones:

Opened location in Rancho Mirage, CA.

Achieved revenue of $286K in 2020, which then grew to $622K in 2021.

Had Cost of Goods Sold (COGS) of $170K, which represented gross profit margin of 40% in 2020. COGS were then $178K the following year, which implied gross profit margin of 71%.

Achieved profit of $69K in 2021.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rancho Relaxo to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rancho Relaxo operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rancho Relaxo competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rancho Relaxo's core business or the inability to compete successfully against the with other competitors could negatively affect Rancho Relaxo's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rancho Relaxo's management or vote on and/or influence any managerial decisions regarding Rancho Relaxo. Furthermore, if the founders or other key personnel of Rancho Relaxo were to leave Rancho Relaxo or become unable to work, Rancho Relaxo (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rancho Relaxo and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rancho Relaxo is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rancho Relaxo might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rancho Relaxo is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rancho Relaxo

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rancho Relaxo's financial performance or ability to continue to operate. In the event Rancho Relaxo ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rancho Relaxo nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rancho Relaxo will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rancho Relaxo is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rancho Relaxo will carry some insurance, Rancho Relaxo may not carry enough insurance to protect against all risks to the business.

Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rancho Relaxo could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rancho Relaxo's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rancho Relaxo's management will coincide: you both want Rancho Relaxo to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rancho Relaxo to act conservative to make sure they are best equipped to repay the Note obligations, while Rancho Relaxo might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rancho Relaxo needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rancho Relaxo or management), which is responsible for monitoring Rancho Relaxo's compliance with the law. Rancho Relaxo will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rancho Relaxo is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rancho Relaxo fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rancho Relaxo, and the revenue of Rancho Relaxo can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rancho Relaxo to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rancho Relaxo. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Diane M. Cathedral City, CA 8 months ago

I'm excited. Rancho Relaxo is a beautiful up and coming business. It has something for everyone

Reply
Meri H. Rancho Mirage, CA 8 months ago

I supported this to support local businesses.

Peter H. Los Angeles, CA 8 months ago

I invested in Rancho Relaxo because I believe in Stella and her vision.

Barbara S. La Quinta, CA 8 months ago

I invested because it's a great store. I think their approach is novel and interesting and I can't wait to see what they do next!

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you Matt! Fine Lines Showroom, your exceptional team and world class brands are a big reason behind our success. You are exceptional partners and make my job easier and so fun!

Matthew K. Jacksonville, OR 9 months ago

Rancho Relaxo has been a business partner with Fine Lines since day one. we have the utmost confidence in Stella and are happy to partner with her on this new expansion project.

Clayton H. Bermuda Dunes, CA 9 months ago

I invested because this a local business that works with local vendors and contractors

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you so much Clayton! Your family is one of the reasons I love the Coachella Valley. It is always a thrill to see you and your clan out and about enjoying the Valley's amazing culture and cuisine.

Ashley A. Ventura, CA 9 months ago

I invested because I love the store and the whole vibe!

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you Ashley! Feeling like we are kindred spirits!

Amir T. West Hollywood, CA 9 months ago

Y'all brought us so much joy in 2020, happy to be a part of the Relaxo fam

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you Amir! You and your crew supported me when there was not a lot of support to be had. Forever grateful for that!

Christine S. Palm Springs, CA 10 months ago

I invested because Stella rocks.

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you Christine. Love strong women! And love to be in good company!

Marlo S. Palm Springs, CA 10 months ago

I could not be more excited to invest in Rancho Relaxo! Stella's business is a bright spot in our small business community and I can't wait to see what Rancho Relaxo does next!

Stella A. Rancho Mirage, CA 8 months ago Rancho Relaxo Entrepreneur

Thank you Marlo! You planted this seed and it is so cool to see it grow. And an honor to have you as a pandemic partner!

Rancho Relaxo isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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